

Mail Stop 7010

September 25, 2007

By US Mail and Facsimile

Mr. Robert Genesi
President and CEO
Frontier Energy Corporation
2413 Morocco Avenue
North Las Vegas, NV 89031

> **Re: Frontier Energy Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 19, 2007**
> **Form 10-QSB for the year ended June 30, 2007**
> **Filed August 20, 2007**
> **File No. 033-05384**

Dear Mr. Genesi:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

General

1.   We note that your Form 10-KSB has numerous errors which will necessitate the
        filing of an amendment. Many of our comments apply to more than one section
        of the document. To prevent the issuance of similar comments, please review all
        areas of corresponding disclosure in this document and make appropriate changes
        to all affected sections. Please include error correction disclosures to address
        changes in financial statement items, reconciling the previously reported to the
        restated amounts, with explanations disclosing the reasons for the errors. Please
        also add page numbers to the document.

Financial Statements

Consolidated Statements of Operations

2.   We note that you have zero revenues on your statement of operations but did not
        include a label description. It appears that you have mislabeled Net loss as
        $(0.39) rather than $(911,386) amount. Please revise to ensure that each line item
        in your statement of operations is accurately labeled.

3.   We note that your statement of operations for the year ended December 31, 2005
        does not add up to total operating expenses of $947,953. Based on the
        presentation in your 2005 Form 10-KSB, it appears that the loss on impairment of
        mineral claims of $80,000 should be presented for the year ended December 31,
        2005 rather than December 31, 2006. Please correct your presentation; the
        amounts in each column should total properly.

4.   We understand that you discontinued operating the TSLi business and liquidated
        its assets in November 2003. Since your current oil and natural gas operations
        have not generated any revenues, you should comply with the cumulative
        disclosure requirements under SFAS 7, for development stage enterprises, from
        the time of re-entering the development stage. Please label your financial
        statements accordingly.

Consolidated Statements of Cash Flows

5.   We note that the various reconciling items in the operating activities section of
        your Statements of Cash Flows for the years ended December 31, 2005 and
        December 31, 2006 do not add up to the totals presented. Based on the
        presentation in your 2005 Form 10-KSB, it appears that the column for December
        31, 2005 is missing non-cash expense item of $800,000 for stock issued as finders
        fees and $80,000 for the loss on impairment of mineral claims. Please correct

your presentation; the amounts in each column and section should add to the totals presented.

Note 1 – Summary of Significant Accounting Policies

6.   We note that you approved a 1-for -40 reverse stock split of your common stock and state that you have retroactively adjusted your financial statements, as if the reverse stock split had occurred at inception. However, it appears that you have not similarly adjusted all related disclosures for the reverse stock split. We have the following three examples:

- In the "Recent Sales of Unregistered Securities" section, you state that you issued on October 12, 2005, 5 million restricted shares. In the following paragraph you state that you issued 9,858,434 shares of common stock in consideration for the January 19, 2005 agreement.
- In note 1 you state that you issued 2 million shares for stock compensation to officers on February 17, 2006.
- In note 2 you state that you issued 9,858,434 shares of common stock valued at $80,000.

Please read all of the disclosures about share issuances that appear in your filing, and revise as necessary to reflect the equivalent number of shares, giving effect to the reverse stock split.

Note 5 – Stockholders' Equity

7.   We note your disclosure indicating that you issued 2 million shares as compensation to officers on February 17, 2006. However, this transaction does not appear in the Statement of Stockholder's Deficit. Please revise your financial statements as necessary to reflect all transactions occurring during the period. Expand your disclosure to explain the implications of issuing unvested shares on your EPS calculations, following the guidance in paragraph 10 of SFAS 128.

8.   We note that you entered into agreements to terminate employment contract on April 5, 2006. You state that the share certificates for 700,000 shares are being held by the Company. Please explain whether these 700,000 shares are the same as those presented as outstanding in the Statement of Stockholders Deficit. If so, please provide details sufficient to understand why you believe reporting these shares as outstanding is an acceptable presentation, if that is your view.

9.   We note that your Statement of Stockholders Deficit shows exercise of stock options for loan and cash. However, you table of stock options outstanding at

December 31, 2006 and 2005 does not show any activity. Please resolve this apparent inconsistency.

Controls and Procedures

10.   We note that you evaluated and concluded that the disclosure controls and procedures were effective as of December 31, 2006. However, it is unclear what you are trying to convey with the qualifying language indicating that your disclosure controls and procedures were to the best of your knowledge effective. Please modify your disclosure to simply state that they were or were not effective. We also note your statement that there were no changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2005. Please revise to clarify whether a determination was made for the year ended December 31, 2006.

Form 10-QSB for the Quarter Ended June 30, 2007

General

11.   Please revise the accounting and disclosures in both of your interim reports as necessary to comply with all comments written on your annual report.

12.   Please disclose the information required under Items 307 and 308T of Regulation S-B, following the guidance in Item 4T of Form 10-QSB.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief